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                 September 21, 2022

       Bruce McClelland
       President and Chief Executive Officer
       Ribbon Communications Inc.
       6500 Chase Oaks Boulevard, Suite 100
       Plano, Texas 75023

                                                        Re: Ribbon
Communications Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 14,
2022
                                                            File No. 333-267415

       Dear Mr. McClelland:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess,
       Legal Branch Chief, at 202-551-7951 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Betty Linkenauger
Segaar, Esq.